SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND

(d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(AMENDMENT NO. )*

Mastercard Incorporated
(Name of Issuer)

Class A common stock
(Title of Class of Securities)

57636Q 10 4
(CUSIP Number)

February 1, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Mastercard Foundation Asset Management Corporation (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Canada

	5	SOLE VOTING POWER:
		0
NUMBER OF SHARES	6	SHARED VOTING POWER:
BENEFICIALLY OWNED		97,543,508
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER:
		97,543,508

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,543,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
10.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Information presented for Mastercard Foundation Asset Management Corporation (“MFAM”) is as of February 1, 2024, the date on which MFAM, a wholly owned subsidiary of Mastercard Foundation, became the investment manager for shares of Class A common stock of Mastercard Incorporated (“Class A Common Stock”) directly held by Mastercard Foundation.
(2)	Based on the number of shares outstanding of Class A Common Stock as of October 23, 2023, which was the most recent publicly available information prior to February 1, 2024.

Item 1(a).	Name of Issuer:
Mastercard Incorporated
Item 1(b).	Address of Issuer’s Principal Executive Offices:
2000 Purchase Street Purchase, New York 10577
Item 2(a)	Name of Person Filing:
Mastercard Foundation Asset Management Corporation
Item 2(b).	Address of Principal Business Office or, if None, Residence:
250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2L7 Canada
Item 2(c).	Citizenship:
Mastercard Foundation Asset Management Corporation is incorporated under the federal laws of Canada.
Item 2(d).	Title and Class of Securities:
Class A common stock
Item 2(e).	CUSIP Number:
57636Q 10 4

Item 3.
Not applicable.
Item 4.		Ownership.
(a)		Amount beneficially owned: See Row 9 of the cover page.
(b)		Percent of class: See Row 11 of the cover page.
(c)		Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page.
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page.
Item 5.		Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.		Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024	Mastercard Foundation Asset Management Corporation

	By:	/s/ Jennifer Newman
Name: Jennifer Newman
Title: Chief Operating Officer